UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

An Authorized Capital Publicly-held Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), informs to the market that, received on May 26, 2014 the Official Notice GAE 2.010-14 from BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“Official Notice”), the full content of which is transcribed below, and hereby makes the following clarifications in response to said Official Notice.

I. OFFICIAL NOTICE BM&FBOVESPA GAE 2.010-14:

“Banco Santander (Brasil) S.A.

Investor Relations Office

Mr. Carlos Alberto López Galán

Dear Sirs;

On the piece of news aired by Valor Econômico Journal, edition of 05/26/2014, under the heading “Santander President Officer seeks results of 20%”, states, among other information, that:

✓  All the new business will not be approved if they do not offer the prospect of a 20% returning on capital;

✓  The bank has the intension to improve its indicators in three years, a rate design that will be equivalent to that of competitors at all;

✓  For a yield of about 17%, the bank has to navigate with a profit of R$ 9 billion and R$10 billion

We request clarifications about the piece of news as well as other information considered important, until 05/27/2014.

This request is based on the Cooperation Agreement entered into between CVM and BM&FBOVESPA on December 13, 2011, and failure to comply with this request may subject the company to a fine imposed by the Company Relations Authority – SEP of the CVM, pursuant to CVM Ruling 452/07.

Sincerely,

Nelson Barroso Ortega

Companies Follow-up Management Unit

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros”

II. CLARIFICATIONS MADE BY SANTANDER BRASIL:

In answer to the Official Notice, Santander Brasil clarifies that its President Officer, on the interview to the Valor Econômico Journal, held on May 22, 2014, exposed the Company’s intention to improve its indicators, approaching its major competitors, which have a Return on Equity (ROE) of about 20%, within a period of three years.

However, the Santander Brasil President Officer said in the interview, as well, that it is not a promise. Santander Brasil in 2013 discontinued the practice of publishing indicators (guidance) according to the Material Fact published on March 8, 2013.

São Paulo, May 27, 2014.

Carlos Alberto López Galán

Investor Relations Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 27, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer